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                                     UNITED STATES                                  OMB APPROVAL
                           SECURITIES AND EXCHANGE COMMISSION               -------------------------
                                Washington, D.C. 20549                      OMB Number:     3235-0058
                                                                            Expires: January 31, 2002
                                                                            Estimated average burden
                                      FORM 12b-25                            hours per response..2.50
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                             NOTIFICATION OF LATE FILING                          SEC FILE NUMBER
                                                                                      0-22083
(Check One):                                                                -------------------------
                                                                            -------------------------
 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR            CUSIP NUMBER
                                                                                    37935e-10-1
     For Quarter Ended: March 31, 2001                                      -------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

GLOBAL MED TECHNOLOGIES, INC.
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Full Name of Registrant
N/A
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Former Name if Applicable

12600 West Colfax, Suite C-420
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Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80215
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

     Registrant has  encountered  delays in completing  its Quarterly  report on
     Form 10-Q for the quarter ended March 31, 2001 for the following reasons:

     o    The Registrants is transitioning  between filing under SB requirements to filing under S-X requirements of the Securities and Exchange Act of
          1934.

     o    Management  of  the  Company  has  devoted  substantial  attention  to
          procuring   alternative   financing   arrangements.   These  financing
          arrangements  are not  expected to be  finalized  as of the  extension filing  date for the 10-Q,  and there  can be no  guarantee  about the future success of these arrangements.

                                    PART IV
                               OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Michael I. Ruxin                      (303)                   238-2000
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          (Name)                        (Area Code)           (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          For the three months ended March 31, 2001,  Registrant  incurred a net loss of  approximately  $1.021  million on revenues  of  approximately
          $1.259 million. For the three months ended March 31, 2000,  registrant incurred a net loss of $664 thousand on revenues of $938 thousand. The primary  reason for the  increase in revenues was  increased  software license,  maintenance and usage fees. The net loss increased primarily because  of an  increase  in  general  and  administrative,  sales and
          marketing,   and  research  and  development  expenses.   General  and
          administrative expenses increased mainly due to increased amortization expenses  associated  the shares issued to OTC Financial as part of an
          investor  relations  agreement.   This  agreement  was  terminated  in
          February 2001. In addition, sales and marketing expenses increased due to  increased  marketing  efforts  associated  with  SafeTrace  Tx and
          PeopleMed  when  compared  with the same  period  for the prior  year.
          Research  and  development  expenses  increased  primarily  because of reduced levels of capitalization of software development costs.

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                          GLOBAL MED TECHNOLOGIES, INC.
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                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: May 16, 2001                       By /s/ Gary L. Cook
                                            ------------------------------------
                                            Gary L. Cook
                                            Director, Acting Principal Financial
                                            Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).